Exhibit 99.1

New Found Announces $48 Million Investment by Eric Sprott

/THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF NEW FOUND GOLD CORP.'S SECURITIES IN THE UNITED STATES/

VANCOUVER, BC, Oct. 21, 2021 /CNW/ - New Found Gold Corp. ("New Found" or the "Company") (TSXV: NFG) (NYSE American: NFGC) is pleased to announce that it has arranged a non-brokered private placement with Mr. Eric Sprott of 5 million common shares of New Found (the "Common Shares"), at a price of C$9.60 per Common Share, for gross proceeds of C$48 million (the "Offering").

New Found intends to use the proceeds of the Offering to fund exploration of New Found's 100% owned Queensway Project and for working capital and general corporate purposes. The Offering is subject to the satisfaction of customary closing conditions, including the approval of the TSX Venture Exchange (the "TSXV") and approval by the shareholders of the Company if required by the TSXV.

Collin Kettell, Founder & Executive Chairman of New Found Gold stated: "Mr. Eric Sprott has been a major supporter of New Found Gold since prior to the Company's IPO. New Found Gold finds itself in an enviable position, well-funded with approximately $150 million in working capital post raise, as the Company continues to explore for high-grade gold at its Queensway Project. With a district size land package and our success to date, we believe there is great potential for this success to continue to build as we advance our program. On behalf of management and the Board of Directors, I would like to thank Eric for his continued support."

Mr. Sprott currently beneficially owns 31,601,200 common shares of New Found. Upon closing of the Offering, Mr. Sprott will beneficially own 36,601,200 common shares of New Found.

In the event the TSXV requires shareholder approval of the Offering, the Company will call a special meeting of its shareholders. The Offering is expected to close shortly after all necessary approvals are obtained.

Any securities issued pursuant to the Offering will be subject to a hold period under applicable Canadian securities laws, which will expire four months plus one day from the date of closing of the Offering. A 1% finders' fee is payable in connection with the Offering.

The securities to be issued under the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of New Found's securities in the United States.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000m drill program at Queensway.  With a current working capital balance of approximately $103 million, New Found is well funded for this program.

Please see the Company's website at www.newfoundgold.ca and the Company's SEDAR profile at www.sedar.com.

Contact

To contact the Company, please visit the Company's website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: "Craig Roberts"
Craig Roberts, P.Eng., Chief Executive Officer
Email: contact@newfoundgold.ca
Phone: + 1 (910) 406 2407

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to the Offering, TSXV approval of the Offering, the  requirement for and timing of shareholder approval  of the Offering, the closing of the Offering, and the timing related thereto, drilling on the Queensway gold project and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "suggests," "potential," "goal," "objective," "prospective," "possibly," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to satisfy the conditions to close the Offering, including the Company's ability to obtain all necessary shareholder and stock exchange approvals, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

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SOURCE New Found Gold Corp.

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%CIK: 0001840616

For further information: Craig Roberts, P.Eng., Chief Executive Officer, Email: contact@newfoundgold.ca, Phone: + 1 (910) 406 2407

CO: New Found Gold Corp.

CNW 06:00e 21-OCT-21